I-Mab 天境生物

2440 Research Boulevard, Suite 400

Rockville, MD 20850

NOTICE OF extraordinary GENERAL MEETING

To be held on OCTOBER 24, 2025

Notice is hereby given that an extraordinary general meeting (the “Meeting”) of I-Mab (the “Company”), a Cayman Islands exempted company with limited liability, will be held at the offices of Kirkland & Ellis LLP, the Company’s U.S. legal counsel, located at 1301 Pennsylvania Avenue, N.W., Washington, DC 20004, USA on October 24, 2025 at 10:00 a.m. (local time) for the following purposes:

To consider and, if thought fit, pass with or without amendments, the following resolutions of the Company:

RESOLUTION 1:

A proposal, as a special resolution that, subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Registrar”), the English name of the Company be changed from “I-Mab” to “NovaBridge Biosciences” and the dual foreign name of the Company be changed from “天境生物” to “新桥生物”, with effect from the date of the certificate of incorporation on change of name to be issued by the Registrar (the “Change of Name”).

Resolution to be Voted Upon:

RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Registrar”), the English name of the Company be changed from “I-Mab” to “NovaBridge Biosciences” and the dual foreign name of the Company be changed from “天境生物” to “新桥生物”, with effect from the date of the certificate of incorporation on change of name to be issued by the Registrar (the “Change of Name”).

RESOLUTION 2:

A proposal as a special resolution that, upon the approval of Resolution 1, the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the seventh amended and restated memorandum and articles of association (the “Amended M&A”), a copy of which attached to the Proxy Statement, which is attached to and made a part of this notice, with effect from the effective date of the Change of Name.

Resolution to be Voted Upon:

RESOLVED, AS A SPECIAL RESOLUTION, THAT, upon the approval of Resolution 1, the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the seventh amended and restated memorandum and articles of association (the “Amended M&A”), a copy of which attached to the Proxy Statement, with effect from the effective date of the Change of Name.

The board of directors of the Company has fixed the close of business on September 12, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend or vote at the EGM or any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

Please refer to the Proxy Form, which is attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor section of our website at www.i-mabbiopharma.com. Holders of record of the

Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the EGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s 2024 annual report, free of charge, from the Investor section of the Company’s website at www.i-mabbiopharma.com, or by contacting I-Mab at 2440 Research Boulevard, Suite 400, Rockville, MD 20850, USA, attention: I-Mab Investor Relations, telephone: (240) 745-6330, email: ir@imabbio.com.

By Order of the Board of Directors,

I-Mab

/s/ Wei Fu

Wei Fu

Chairman

September 24, 2025

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1 A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2 Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3 A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at 2440 Research Boulevard, Suite 400, Rockville, MD 20850 or send copies of the foregoing by email to ir@imabbio.com, in each case marked for the attention of I-Mab, not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4 If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5 A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6 The quorum for the Meeting is one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative.

7 "Special Resolution" means a resolution passed by a majority of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

8 If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

9 This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

10 Any alterations made to this form must be initialed by you.

11 Voting will be conducted on a poll.